CERTIFICATE OF NOTIFICATION

                                    Filed by

                               GULF POWER COMPANY

Pursuant to orders of the Securities and Exchange Commission (the "Commission") dated December 15, 1994, January 17, 1996, August 26, 1996, January 14, 1997, January 29, 1997, February 5, 1997, June 10, 1997, January 16, 1998, December 7, 1998 and June 8, 2001 in the matter of File No. 70-8461.

                                 --------------

Gulf Power Company (the "Company") hereby certifies to said Commission, pursuant to Rule 24, as follows with respect to the transactions described herein:

         1. On November 16, 2001, the issuance and sale by Gulf Power Capital Trust III, a Delaware statutory business trust (the "Trust"), of 1,200,000 of its 7.375% Trust Preferred Securities (Liquidation amount $25 per Preferred Security) (the "Trust Preferred Securities") and all transactions relating thereto were carried out in accordance with the terms and conditions of and for the purposes represented by the application, as amended, and of said orders with respect thereto.

         2. The issuance by the Company of $30,927,850 aggregate principal amount of its Series D 7.375% Junior Subordinated Notes due September 30, 2041 (the "Junior Subordinated Notes"), pursuant to the Fourth Supplemental Indenture dated as of November 16, 2001, supplementing the Subordinated Note Indenture dated as of January 1, 1997, between the Company and JPMorgan Chase Bank, as Trustee, was carried out in accordance with the terms and conditions of and for the purposes represented by the application, as amended, and of said orders with respect thereto.

         3. The execution by the Company of the Guarantee Agreement, dated as of November 1, 2001, providing for the guarantee by the Company of certain obligations of the Trust in respect of the Trust Preferred Securities was carried out in accordance with the terms and conditions of and for the purposes represented by the application, as amended, and of said orders with respect thereto.


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         4.       Filed herewith are the following exhibits:

                  Exhibit  A      - Copy of the prospectus supplement with
                                    respect to the Trust Preferred Securities, dated November 8, 2001, and accompanying prospectus dated June 1, 2001. (Filed electronically November 13, 2001, in File Nos. 333-59942,333-59942-01 and
                                    333-59942-02.)

                  Exhibit B       - Underwriting Agreement dated November 8,
                                    2001. (Designated in Form 8-K dated November
                                    8, 2001, as Exhibit 1.)

                  Exhibit C       - Amended and Restated Trust Agreement
                                    dated as of November 1, 2001. (Designated in Form 8-K dated November 8, 2001, as Exhibit 4.5.)

                  Exhibit D       - Fourth Supplemental Indenture to the
                                    Subordinated Note Indenture dated as of
                                    November 16, 2001, between the Company and
                                    JPMorgan Chase Bank, as trustee. (Designated in Form 8-K dated November 8, 2001, as
                                    Exhibit 4.2.)

                  Exhibit E       - Guarantee Agreement, dated as of
                                    November 1, 2001, with respect to the Trust
                                    Preferred Securities. (Designated in Form
                                    8-K dated November 8, 2001, as Exhibit 4.8.)

                  Exhibit F       - Opinion of Beggs & Lane dated November 19,
                                    2001.

Dated    November 19, 2001                  GULF POWER COMPANY



                                            By  /s/Wayne Boston
                                                 Wayne Boston
                                              Assistant Secretary